July 29, 2009

CORRESPONDENCE FILED VIA EDGAR

AND OVERNIGHT DELIVERY

Mr. Daniel Morris

Attorney-Advisor

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	News Corporation
Form 10-K for the Fiscal Year Ended June 30, 2008
Filed August 13, 2008
File No. 001-32352
Definitive Proxy Statement on Schedule 14A
Filed August 19, 2008
File No. 001-32352

Dear Mr. Morris:

Pursuant to our telephone conversations with the Staff, set forth below is the supplemental response of News Corporation (the “Company”) to comment #3 from the Staff’s letter of comment dated June 12, 2009 relating to the Company’s definitive proxy statement filed with the Securities and Exchange Commission on August 19, 2008. This response amends our response to comment #3 and shall supersede our response #3 set forth in our letters dated June 16, 2009 and June 22, 2009. For your convenience, we have repeated comment #3 set forth in the Staff’s comment letter.

Schedule 14A

3.

We note that the form of letter agreement applies only to awards or grants of restricted shares for the fiscal year ended June 30, 2009. Please tell us whether you intend to reinstate the matching award program, or a similar program, in subsequent fiscal periods. If so, please confirm that you will disclose in future filings the performance targets related to any

News Corporation

July 29, 2009

such program to the extent achievement of the targets would affect the compensation payable to your named executive officers.

The form of letter agreement pertains only to awards for the fiscal year ending June 30, 2009 because the term of Mr. DeVoe’s employment agreement expires in November 2009. The Company confirms that it will disclose in future filings the performance targets related to the Non-NEO Equity Award Program, or a similar program, to the extent achievement of the targets or failure to achieve the targets is tied to the compensation payable to the Company’s named executive officers. The foregoing undertaking shall not be interpreted to require disclosure of such performance targets in the event that discretionary awards are made to the Company’s named executive officers.

* * * * * * * *

Should you have any other questions, please do not hesitate to contact the undersigned at (212) 918-8270.

Sincerely,

/s/ Amy Bowerman Freed
Amy Bowerman Freed
Hogan & Hartson LLP